EXHIBIT 12

SONOCO PRODUCTS COMPANY

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended December 31

	2009	2008	2007	2006	2005
EARNINGS
Pretax income	$214,221	$202,376	$255,626	$274,808	$231,126
Add: Distributed income from affiliates	5,563	7,632	8,435	9,496	6,766
Add: Fixed charges	60,591	72,964	79,950	68,669	67,568
Amortization of capitalized interest	2,301	2,161	2,245	2,115	1,911

Total Earnings	282,676	285,133	346,256	355,088	307,371

Less: Capitalized interest	(2,899)	(1,917)	(2,916)	(2,666)	(2,042)

Adjusted Earnings	$279,777	$283,216	$343,340	$352,422	$305,329

FIXED CHARGES
Interest expense	$40,992	$53,401	$61,440	$51,952	$51,559
Capitalized interest	2,899	1,917	2,916	2,666	2,042
Portion of rents representative of the interest factor	16,700	17,646	15,594	14,051	13,967

Total Fixed Charges	$60,591	$72,964	$79,950	$68,669	$67,568

Ratio of Earnings to Fixed Charges	4.62	3.88	4.29	5.13	4.52